July 3, 2024

Stephen C. Ruffini
Chief Financial Officer
Village Farms International, Inc.
4700-80th Street
Delta, British Columbia, Canada
V4K 3N3

        Re: Village Farms International, Inc.
            Registration Statement on Form S-3
            Filed June 28, 2024
            File No. 333-280572
Dear Stephen C. Ruffini:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Christopher R. Bornhorst, Esq.